Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES
SECOND QUARTER FISCAL 2011 RESULTS

Online Game Revenue Increased 10.4% Quarter-over-Quarter
Board Approves Significant Special Cash Dividend of US$3.00 per Share
Earnings per ADS Excluding Non-Cash Share-Based Compensation and One-Time Withholding Tax Exceeds Consensus Estimates
Non-GAAP EPS of $0.18
Non-GAAP Net Income Margin of 62.9%

SHANGHAI, PRC — August 8, 2011 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the second fiscal quarter ended June 30, 2011.

Second Quarter 2011 Highlights:

•	Net revenue was RMB436.2 million (US$67.5 million), an increase of 8.2% from the first quarter 2011 and an increase of 35.6% from the second quarter 2010.

•
Gross profit was RMB372.8 million (US$57.7 million), an increase of 9.5% from the first quarter 2011 and an increase of 35.7% from the second quarter 2010.  Gross profit margin for the second quarter 2011 was 85.5%.

•
Net income attributable to the Company’s shareholders was RMB10.2 million (US$1.6   million), a decrease of 96.1% from the first quarter 2011 and a decrease of 94.5% from the second quarter 2010, which was due to the one-time accrued withholding tax associated with the repatriation of cash for a significant special dividend intended to be paid to shareholders during the third quarter 2011. The margin of net income attributable to the Company’s shareholders for the second quarter 2011 was 2.3%.

•
Non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation and one-time accrued withholding tax associated with the repatriation of cash for a special dividend intended to be paid was RMB274.5 million (US$42.5 million), an increase of 2.0% from the first quarter 2011 and an increase of 42.2% from the second quarter 2010.  The margin of non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation and one-time withholding tax on the special cash dividend was 62.9%.

•
Basic and diluted earnings per American Depositary Share (“ADS”) were RMB0.04 (US$0.01) and RMB0.04 (US$0.01), respectively, compared to basic and diluted earnings per ADS of RMB1.15 and RMB1.12, respectively, for the first quarter 2011, and basic and diluted earnings per ADS of RMB0.82 and RMB0.79, respectively, for the second quarter 2010.  Basic and diluted earnings per ADS were down due to the one-time accrued withholding tax associated with the repatriation of cash for a significant special dividend intended to be paid to shareholders during the third quarter 2011.  Each ADS represents one ordinary share.

•
Basic and diluted non-GAAP earnings excluding non-cash share-based compensation and one-time accrued withholding tax associated with the repatriation of cash for a special dividend intended to be paid per ADS were RMB1.19 (US$0.18) and RMB1.17 (US$0.18), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.18 and RMB1.15, respectively, for the first quarter 2011, and basic and diluted non-GAAP earnings per ADS of RMB0.85 and RMB0.82, respectively, for the second quarter 2010.

FOR IMMEDIATE RELEASE

•	Active Paying Accounts (“APA”) for online games was 1,994,000, an increase of 12.1% from the first quarter 2011 and an increase of 39.0% from the second quarter 2010.

•	Average Revenue Per User (“ARPU”) for online games was RMB212.0, a decrease of 2.0% from the first quarter 2011 and a decrease of 5.0% from the second quarter 2010.

•	Average Concurrent Users (“ACU”) for online games was 654,000, an increase of 11.6% from the first quarter 2011 and a decrease of 2.4% from the second quarter 2011.

•	Peak Concurrent Users (“PCU”) for online games was 2,122,000, an increase of 10.8% from the first quarter 2011 and an increase of 28.1% from the second quarter 2010.

Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer commented, “Our segmentation strategy, coupled with ongoing investment on the development and marketing fronts enabled us to expand our customer base and once again deliver sequential top-line growth this quarter.  We also delivered non-GAAP net income and EPS exceeding consensus estimates, demonstrating the underlying health of our business when we exclude the one-time tax impact related to the significant special dividend announced this quarter.  The success of our business model is clearly evident in our improving operating metrics as we expanded our base of paying accounts to a record-high 1.994 million at the end of the second quarter, providing us stable and healthy revenue growth.  Our sequential gains were largely due to the increased popularity and performance of our highly anticipated ZT Online 2 game, which commenced official closed beta testing in early April.  PCU for ZT Online 2 increased during the second quarter, rising to over 300,000, while player feedback and response to the third generation in-game economy thus far leaves us confident in the game’s growth potential. In addition, our robust game pipeline and international licensing prospects present us with ample opportunities to further enhance our player base and geographic reach in order to fuel our planned future growth.”

“Recently there has been speculation and criticism about our commitment to invest in a privately held insurance company.  Although I believe this investment would have been extremely profitable and low-risk for the Company, I will respect the capital market’s perspective.  The Board of Directors has approved that Giant releases this investment commitment and that I take it over personally.  As our online game revenue continues to grow, generating strong free cash flow from operations, we are happy to announce a significant special cash dividend of US$3.00 per share, to return value to shareholders.  After payment of the special dividend, we will continue to maintain a strong debt-free balance sheet with approximately US$238.0 million, or approximately US$1.00 per share in cash and cash equivalents remaining on hand.  In light of the current capital markets climate, with investors increasingly focusing on transparency and uses of cash, we hope this dividend payment will reassure investors of the fundamental strength of our business.”

“Despite a highly competitive landscape, we are optimistic the growing popularity of ZT Online 2 and the ongoing strong performance of our ZT Online Series will nevertheless enable us to deliver sequential top-line growth next quarter.”

FOR IMMEDIATE RELEASE

Second Quarter Fiscal 2011 Unaudited Financial Results

Net Revenue.  Net revenue for the second quarter 2011 was RMB436.2 million (US$67.5 million), representing an 8.2% increase from RMB403.3 million in the first quarter 2011 and a 35.6% increase from RMB321.7 million in the second quarter 2010.

Revenue from online games in the second quarter 2011 totaled RMB413.4 million (US$64.0 million), representing an increase of 10.4% from RMB374.4 million in the first quarter 2011 and a 31.7% increase from RMB313.8 million in the second quarter 2010.  Online game net revenue increased sequentially primarily due to the growth of ZT Online 2 after the commencement of official closed beta testing with marketing campaigns during the second quarter 2011.  The year-over-year quarterly increase was due to the growth of the ZT Online Series and ZT Online 2.

ACU for online games in the second quarter 2011 was 654,000, representing an 11.6% sequential increase and a 2.4% decrease over the second quarter 2010.  PCU for online games in the second quarter 2011 was 2,122,000, representing a 10.8% sequential increase and a 28.1% increase over the second quarter 2010.  ACU increased on a sequential basis due to an increase in ZT Online 2 users, but was slightly down year-over-year as users’ login durations have shortened over the past year.  PCU increased on a sequential and year-over-year basis due to the sustained popularity of ZT Online and an increase in ZT Online 2 users.  ARPU for online games in the second quarter 2011 decreased 2.0% sequentially and 5.0% year-over-year quarterly to RMB212.0.  ARPU decreased slightly on a sequential and year-over-year basis as Giant’s newer games were aimed at attracting users across a broad range of spending habits.  APA for online games in the second quarter 2011 increased 12.1% sequentially and was up 39.0% from the second quarter 2010 to 1,994,000.  The sequential increase in APA is attributable to additional users subscribing for paying accounts within ZT Online and ZT Online 2.  The year-over-year quarterly increase in APA is due to the growth in paying accounts across a variety of our games.

Cost of Services.  Cost of services was RMB63.4 million (US$9.8 million), representing an increase of 0.9% from the first quarter 2011 and a 35.2% increase from the second quarter 2010.  The slight sequential increase in cost of services was mainly due to increases in maintenance expenses and compensation for maintenance personnel for Giant’s games.

Gross Profit and Gross Margin.  Gross profit for the second quarter 2011 was RMB372.8 million (US$57.7 million), representing a 9.5% sequential increase and a 35.7% year-over-year quarterly increase.  Gross margin for the second quarter 2011 was 85.5%, up from 84.4% in the first quarter 2011 and flat compared to 85.4% in the second quarter 2010.

Operating Expenses. Total operating expenses for the second quarter 2011 were RMB117.0million (US$18.1 million), representing an increase of 28.0% from RMB91.4 million in the first quarter 2011 and a rise of 24.1% from RMB94.2 million in the second quarter 2010.  The sequential increase in operating expenses is mainly attributable to the increase in marketing campaigns for the official closed beta testing for ZT Online 2 in the second quarter 2011.

Research and product development (“R&D”) expenses for the second quarter 2011 increased 12.8% sequentially to RMB59.4 million (US$9.2 million) from RMB52.7 million in the first quarter 2011 and increased 79.4% year-over-year quarterly from RMB33.1 million in the second quarter 2010.  R&D expenses increased sequentially mainly due to bonuses accrued for ZT Online Series and ZT Online 2 developers, while the year-over-year increase was due to the increase in staff headcount and compensation increase over the past year.

FOR IMMEDIATE RELEASE

Sales and marketing (“S&M”) expenses were RMB40.1 million (US$6.2 million) in the second quarter 2011, up 60.1% sequentially from RMB25.0 million as the Company launched marketing campaigns for ZT Online 2 during the second quarter 2011.  S&M expenses were down 11.7% year-over-year from RMB45.4 million as the Company has become more efficient with S&M cost controls.

General and administrative expenses (“G&A”) for the second quarter 2011 were RMB27.5 million (US$4.2 million), up 15.9% from RMB23.7 million in the first quarter 2011, and up 6.7% from RMB25.7 million in the second quarter 2010.  The sequential and year-over-year quarterly increases in G&A expenses were mainly caused by the relocation to a new office building and related maintenance expenses.

Financial Incentive.  The financial incentive, which mainly relates to sales tax received from the municipal government, was RMB10.0 million (US$1.5 million) in the second quarter 2011, flat with the previous quarter.  This refund mainly relates to the sales tax accounted for in the Company’s cost of services and is treated as a deduction in operating expenses.

Interest Income.  Interest income for the second quarter 2011 was RMB41.1 million (US$6.4 million), compared to RMB46.5 million in the first quarter 2011 and RMB30.5 million in the second quarter 2010.

Income Tax.  Income tax expense for the second quarter 2011 was RMB286.5 million (US$44.3 million), compared to income tax expense of RMB45.3 million in the first quarter 2011 and income tax expense of RMB20.0 million in the second quarter 2010.  Income tax expense increased significantly due to the one-time accrued withholding tax associated with the repatriation of cash for a special dividend intended to be paid during the third quarter 2011.

Net Income Attributable to the Company’s Shareholders.  Net income attributable to the Company’s shareholders for the second quarter 2011 was RMB10.2 million (US$1.6 million), a decrease of 96.1% from RMB262.1 million in the first quarter 2011 and a year-over-year decrease of 94.5% from RMB186.0 million. Net income attributable to the Company’s shareholders decreased sequentially and year-over-year as a result of the increase in income tax expense due to the one-time accrued withholding tax associated with the repatriation of cash for a special dividend intended to be paid during the third quarter 2011.  The margin of net income attributable to the Company’s shareholders was 2.3% for the second quarter 2011, compared to 65.0% in the first quarter 2011 and 57.8% in the second quarter 2010.

Non-GAAP Net Income Attributable to the Company’s Shareholders Excluding Non-Cash Share-Based Compensation and One-Time Withholding Tax on the Special Cash Dividend.  Non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation and one-time accrued withholding tax associated with the repatriation of cash for a special dividend intended to be paid was RMB274.5 million (US$42.5 million), an increase of 2.0% from RMB269.2 million in the first quarter 2011 and an increase of 42.2% from RMB193.1 in the second quarter 2010.  The margin of non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation and one-time accrued withholding tax associated with the repatriation of cash for a special dividend intended to be paid was 62.9% for the second quarter 2011, compared to 66.8% in the first quarter 2011 and 60.0% in the second quarter 2010.

FOR IMMEDIATE RELEASE

Cash, Cash Equivalents, Short-Term Investments and Held-To-Maturity Investments.  As of June 30, 2011, Giant’s cash, cash equivalents, short-term investments and held-to-maturity securities totaled RMB5,218.7 million (US$807.4 million), compared to RMB6,186.4 million as of March 31, 2011.  The sequential decrease was due to the cash payment in April 2011 of our annual dividend, which totaled US$41.2 million over March and April 2011, and a commitment in April 2011 to invest RMB958.8 million (US$148.3 million) in a privately held insurance company, though such investment remains subject to the approval of the China Insurance Regulatory Commission.  Due to regulatory and other considerations, we have unwound this investment commitment and transferred it to a company owned by our Chairman and Chief Executive Officer Mr. Yuzhu Shi, for a purchase price equal to the full amount of the investment commitment plus an amount for accrued interest during the commitment period.

Special Cash Dividend.  The Board of Directors has declared a one-time special cash dividend of $3.00 per ordinary share or ADS.  The special dividend is payable to shareholders of record on August 31, 2011 and is expected to be paid on September 9, 2011.  The Board of Directors approved this special dividend to give value back to shareholders, as the current cash position exceeds the short-term needs of the Company and cash flow from operations continues to be positive.  The total amount of cash distributed in this special dividend is expected to be approximately $708.2 million net of one-time accrued withholding tax associated with the repatriation of cash for this special dividend intended to be paid, but may be subject to offshore withholding/income taxes and handling charges.

Share Repurchase Program.  In August 2009, Giant implemented a share repurchase plan, authorizing the Company to repurchase up to US$150.0 million of its ADSs.  In August 2010, the Board of Directors extended the term of the plan for one additional year.  As of the date of this press release, the Company has not repurchased any shares under the plan, which will expire on August 30, 2011.

Business Highlights and Outlook

ZT Online Series — During the second quarter 2011, the Company introduced a new group PK campaign and a selection of in-game activities to celebrate the fifth anniversary of ZT Online.  New in-game rewards drew former seasoned players back into the game and concurrent user levels have been very healthy throughout the year.  The Company plans to release a new expansion pack in the third quarter 2011.  ZT Online Classic Edition also recently saw a new expansion pack, which introduced functions such as a combat pet system, magical equipment, and in-game rewards for returning seasoned players.  Giant introduced functions such as equipment purifying, a multiple hit system and brother alliance within ZT Online Green Edition. The Company continues to optimize the in-game skills and plans to release a new expansion pack in the third quarter 2011.

ZT Online 2 — The Company launched official closed beta testing for its new flagship game on April 8, 2011.  ZT Online 2 has been highly acclaimed by gamers and media alike as a brand new game concept, introducing a more balanced in-game economy and a more equitable game experience for users across a broad spectrum of spending habits.  During the official closed beta testing, PCU reached over 300,000 and has maintained steady growth despite competition from other new games in the market.  Currently the Company is adding more gameplay functions to foster community and gamer interaction, as well as continuing to fine-tune previously introduced gameplay functions based on user feedback.  Giant plans to initiate open beta testing in September 2011.

FOR IMMEDIATE RELEASE

Giant Online —Giant released a new space-themed expansion pack, which incorporated a talent system, meteorite equipment, and interstellar gates and also introduced a series of Chinese holiday-themed activities during the quarter.  For the remainder of 2011, the Company will continue to develop new functions and activities to keep gamers engaged in Giant Online.

XT Online — During the second quarter 2011, the Company continued to improve the gameplay experience for XT Online by adding features such as a new pet system.  The game is expected to launch into open beta testing with new levels and gameplay features in the third quarter 2011.  Meanwhile, localization is currently underway for the Vietnamese version.

The Golden Land — During the second quarter 2011, Giant introduced gameplay elements such as the field intelligence system for The Golden Land.  The game remains popular and stable in Taiwan and Japan, and the Thai version was launched in June 2011.  The Korean, US and European versions are expected to enter open beta testing in August 2011.  Localization is underway for the Spanish, Turkish and the Russian versions, with closed beta testing expected in the third quarter 2011 for these regions.

Spirits of the Warriors — Spirits of the Warriors is a self-developed 3D MMORPG based on the Three Kingdoms period in ancient Chinese history.  Giant initialized engineering testing in May 2011, the main purpose of which is to test the stability and operation efficiency of server and client engines.  The game is expected to begin a new round of engineering testing in the third quarter 2011.

Elsword — Elsword is a 3D side-scrolling, advanced casual game developed by KOG of South Korea Co., Ltd.  During the second quarter 2011, the Company worked with the developer to further localize the game according to results from engineering testing during the first half of 2011.  Another round of engineering testing is planned for the third quarter 2011, with commercial launch targeted for the fourth quarter 2011.

Allods Online — Allods Online is a 3D free-to-play MMORPG developed by Astrum Nival, LLC, a studio owned by Mail.Ru Inc.  The Company conducted extensive translation and localization of the game in the second quarter ahead of the anticipated initial engineering testing in the third quarter 2011.

Third Quarter 2011 Guidance — The Company expects other revenue to decrease in the third quarter 2011.  However, given the continued growth of ZT Online 2, the Company expects continued online game revenue and net revenue growth in the third quarter 2011.

FOR IMMEDIATE RELEASE

Conference Call

Giant’s senior management will host a conference call on August 8, 2011 at 9:00 pm (US Eastern Time) / 6:00 pm (US Pacific Time), which is August 9, 2011 at 9:00 am (Beijing Time) to discuss its 2011 second quarter financial results and recent business activity.

The conference call may be accessed by calling +1 800 299 7089 (for callers in the US), +86 10 800 130 0399 (for Telecom callers in Southern China), +86 10 800 852 1490 (for Netcom callers in Southern China), +86 10 800 152 1490 (for Telecom callers in Northern China) or +1 617 801 9714 (for callers outside of the US and China) and entering passcode 89696894.

A recording of the conference call will be available starting 12:00 am (US Eastern Time) on August 9, 2011, by calling +1 888 286 8010 (for callers in the US) or +1 617 801 6888 (for callers outside the US) and entering passcode 60938103.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.4635, which was the noon buying rate as of June 30, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.  The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation and one-time accrued withholding tax associated with the repatriation of cash for a special dividend intended to be paid.  Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant as well as when planning and forecasting future periods.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

FOR IMMEDIATE RELEASE

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group, Inc.
Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2010	2011	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	186,022,043	262,075,999	10,170,791	1,573,573

Share-based compensation	7,054,023	7,123,232	4,703,886	727,761
Accrued withholding tax associated with the repatriation of cash for a special dividend intended to be paid	-	-	259,647,915	40,171,411

Non-GAAP net income attributable to the Company’s shareholders:	193,076,066	269,199,231	274,522,592	42,472,745

Non-GAAP earnings per share:

Basic	0.85	1.18	1.19	0.18
Diluted	0.82	1.15	1.17	0.18

Weighted average ordinary shares:

Basic	227,233,796	228,479,045	229,867,164	229,867,164
Diluted	234,089,527	234,312,051	235,495,344	235,495,344

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments.  Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, ZT Online 2, Giant Online, XT Online, and The Golden Land.  Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

FOR IMMEDIATE RELEASE

Safe Harbor Statement
Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding sequential top-line growth in the third quarter, the growing popularity of ZT Online 2, the ongoing strong performance of the ZT Online Series, the release of a new expansion pack for the ZT Online Series in the third quarter of 2011, and the timetable for engineering testing, closed beta testing, open beta testing and commercial launch of the various products in our game pipeline.  These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.  Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Among the factors that could cause our actual results to differ from what we currently anticipate may include a deterioration in the performance of the ZT Online Series, failure of ZT Online 2 to grow as expected, unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which we operate.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2010, as filed with the Securities and Exchange Commission on June 17, 2011, and are available on the Securities and Exchange Commission’s website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report for fiscal year 2010.  Our actual results of operations for the second quarter of 2011 are not necessarily indicative of our operating results for any future periods.  Any projections in this release are based on limited information currently available to us, which is subject to change.  Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contacts:
Investor Contact (China): Rich Chiang, IR Manager Giant Interactive Group, Inc. +86 21 3397 9959 ir@ztgame.com	Investor Relations (US): Kelly Gawlik, Director Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com
Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact (US): Marc Raybin Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2010	2011	2011	2011	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
					Pro-forma (1)
ASSETS
Current assets:
Cash and cash equivalents	2,673,694,945	607,441,224	3,271,041,797	506,079,028	3,271,041,797	506,079,028
Prepayments and other current assets	103,485,163	182,775,963	193,432,805	29,926,944	193,432,805	29,926,944
Deposit for investment	-	-	958,800,000	148,340,683	958,800,000	148,340,683
Accounts receivable	16,275,111	9,709,320	14,917,071	2,307,894	14,917,071	2,307,894
Due from a related party	3,572	2,077,428	6,315,310	977,073	6,315,310	977,073
Inventories	353,439	473,903	329,677	51,006	329,677	51,006
Deferred tax assets	76,447,887	108,480,580	121,116,763	18,738,572	121,116,763	18,738,572
Short-term investments	2,323,180,000	5,578,922,680	1,947,696,920	301,337,808	1,947,696,920	301,337,808

Total current assets	5,193,440,117	6,489,881,098	6,513,650,343	1,007,759,008	6,513,650,343	1,007,759,008
Non-current assets:
Property and equipment, net	149,935,585	142,076,648	157,085,271	24,303,438	157,085,271	24,303,438
Intangible assets, net	116,565,240	33,241,516	28,499,398	4,409,283	28,499,398	4,409,283
Due from R&D entity partners	13,185,600	11,803,600	10,270,600	1,589,015	10,270,600	1,589,015
Goodwill	6,224,587	22,201,960	22,201,960	3,434,975	22,201,960	3,434,975
Investment in equity investees	2,787,260	42,379,538	40,688,607	6,295,135	40,688,607	6,295,135
Long-term investment	-	20,495,239	29,495,239	4,563,354	29,495,239	4,563,354
Available-for-sale securities	427,248,585	421,119,801	411,251,399	63,626,735	411,251,399	63,626,735
Held-to-maturity securities	500,000,000	-	100,000,000	15,471,494	100,000,000	15,471,494
Deferred tax assets	11,686,618	10,939,382	9,909,073	1,533,082	9,909,073	1,533,082
Other assets	102,711,524	101,407,358	277,755,534	42,972,930	277,755,534	42,972,930

Total non-current assets	1,330,344,999	805,665,042	1,087,157,081	168,199,441 836	1,087,157,081	168,199,441 836

Total assets	6,523,785,116	7,295,546,140	7,600,807,424	1,175,958,449	7,600,807,424	1,175,958,449

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Payables and accrued expenses	103,541,179	111,135,437	319,384,342	49,413,529	319,384,342	49,413,529
Advances from distributors	53,588,141	70,712,524	55,962,126	8,658,177	55,962,126	8,658,177
Due to a related party	-	6,438,934	81,216	12,565	81,216	12,565
Deferred revenue	352,121,774	488,936,727	545,550,018	84,404,737	545,550,018	84,404,737
Unrecognized tax benefit	11,838,570	18,739,315	24,111,091	3,730,346	24,111,091	3,730,346
Dividend payable	-	160,917,962	-	-	4,577,450,694	708,200,000
Tax payable	9,795,947	44,139,996	6,447,488	997,523	6,447,488	997,523
Deferred tax liability	1,401,752	530,541	259,779,308	40,191,739	259,779,308	40,191,739

Total current liabilities	532,287,363	901,551,436	1,211,315,589	187,408,616	5,788,766,283	895,608,616

Non-current liabilities:
Deferred tax liability	303,722	393,171	313,247	48,465	313,247	48,465

Total non-current liabilities	303,722	393,171	313,247	48,465	313,247	48,465

Total liabilities	532,591,085	901,944,607	1,211,628,836	187,457,081	5,789,079,530	895,657,081

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 and 263,110,626 shares authorized and issued as at June 30, 2010, March 31, 2011 and June 30,2011 respectively; and 227,348,625, 228,918,782, 230,031,399 shares outstanding at June 30, 2010, March 31, 2011, and June 30, 2011, respectively)	417	417	417	65	417	65
Additional paid-in capital	6,054,941,806	6,105,471,574	6,097,439,836	943,365,025	4,216,102,482	652,294,033
Statutory reserves	43,890,273	43,890,273	43,890,273	6,790,481	43,890,273	6,790,481
Accumulated other comprehensive loss	(247,350,587)	(321,990,822)	(353,873,429)	(54,749,506)	(353,873,429)	(54,749,506)
Retained earnings	2,298,814,714	2,725,482,924	2,696,113,340	417,129,008	-	-
Treasury stock	(2,176,792,033)	(2,169,940,484)	(2,104,592,372)	(325,611,878)	(2,104,592,372)	(325,611,878)

Total shareholders’ equity	5,973,504,590	6,382,913,882	6,378,978,065	986,923,195	1,801,527,371	278,723,195

Non controlling interest	17,689,441	10,687,651	10,200,523	1,578,173	10,200,523	1,578,173

Total equity	5,991,194,031	6,393,601,533	6,389,178,588	988,501,368	1,811,727,894	280,301,368

Total liabilities and equity	6,523,785,116	7,295,546,140	7,600,807,424	1,175,958,449	7,600,807,424	1,175,958,449

FOR IMMEDIATE RELEASE

(1) The pro-forma balance sheet items as of June 30, 2011 presents an adjusted financial position as if the cash dividends of RMB4,577.5 million (US$708.2 million) which are intended to be declared on August 31, 2011 were payable as of June 30, 2011.

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three months ended
	June 30	March 31	June 30	June 30
	2010	2011	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online game	313,794,352	374,407,688	413,397,708	63,958,801
Licensing revenue	7,551,922	14,730,906	10,231,572	1,582,977
Other revenue, net	306,533	14,114,536	12,600,182	1,949,436

Total net revenue	321,652,807	403,253,130	436,229,462	67,491,214

Cost of services	(46,886,113)	(62,829,086)	(63,395,955)	(9,808,301)

Gross profit	274,766,694	340,424,044	372,833,507	57,682,913

Operating (expenses) income:
Research and product development expenses	(33,125,895)	(52,677,163)	(59,437,433)	(9,195,859)
Sales and marketing expenses	(45,393,654)	(25,023,079)	(40,069,042)	(6,199,279)
General and administrative expenses	(25,729,485)	(23,684,941)	(27,456,008)	(4,247,855)
Government financial incentives	10,000,000	10,000,000	10,000,000	1,547,149

Total operating expenses	(94,249,034)	(91,385,183)	(116,962,483)	(18,095,844)

Income from operations	180,517,660	249,038,861	255,871,024	39,587,069

Interest income	30,454,426	46,533,216	41,050,855	6,351,180
Other income (expense), net	(6,227,159)	8,964,931	594,442	91,969
Investment income	-	2,380,952	-	-

Income before income tax expenses	204,744,927	306,917,960	297,516,321	46,030,218

Income tax expense	(20,041,347)	(45,324,189)	(286,488,727)	(44,324,086)
Share of loss of an equity investee	(128,496)	(188,688)	(1,690,931)	(261,612)

Net Income	184,575,084	261,405,083	9,336,663	1,444,520

Net loss attributable to non controlling interest	1,446,959	670,916	834,128	129,052

Net income attributable to the Company’s shareholders	186,022,043	262,075,999	10,170,791	1,573,572

Other comprehensive loss, net of tax
Foreign currency translation	(12,480,121)	(23,543,459)	(27,456,770)	(4,247,972)
Unrealized holding (loss) gain	(12,238,203)	2,057,058	(4,425,837)	(684,743)

Total other comprehensive loss, net of tax	(24,718,324)	(21,486,401)	(31,882,607)	(4,932,715)

Comprehensive income	161,303,719	240,589,598	(21,711,816)	(3,359,143)

Earnings per share:

Basic	0.82	1.15	0.04	0.01
Diluted	0.79	1.12	0.04	0.01

Weighted average ordinary shares:

Basic	227,233,796	228,479,045	229,867,164	229,867,164
Diluted	234,089,527	234,312,051	235,495,344	235,495,344